Exhibit 99.1

Theratechnologies Reports Financial Results

for the First Quarter 2025 and Reviews Key Achievements

●	FDA Approves EGRIFTA WR™ (Tesamorelin F8) to Treat Excess Visceral Abdominal Fat in Adults with HIV and Lipodystrophy

●	Total Revenue $19 million, representing +17% growth year over year

●	FDA Approves Prior Approval Supplement (PAS) for EGRIFTA SV® sBLA

●	Latest from VAMOS study demonstrates excess visceral abdominal fat drives cardiovascular risk

Montreal – April 9, 2025 – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a commercial-stage biopharmaceutical company, today reported business highlights and financial results for the first quarter 2025, ended February 28, 2025. All figures are in U.S. dollars unless otherwise stated.

First-Quarter 2025 Revenues

(in thousands of U.S. dollars)

	Three Months Ended		Change

	February 28, 2025	February 29, 2024

EGRIFTA SV® net sales	13,880	9,586	44.8%

Trogarzo® net sales	5,167	6,661	(22.4%)

Revenue	19,047	16,247	17.2%

“We are extremely pleased to have ended our fiscal first quarter in a strong position with total revenue of $19 million, representing 17% growth year-over-year, a net profit of $117,000, and positive adjusted EBITDA1 of $2.3 million. While this number is mainly related to reloading the pipeline following an end to the temporary supply disruption, the fundamentals of the business and specifically demand for EGRIFTA SV® remains very strong,” said Paul Lévesque, President and Chief Executive Officer. “Our HIV portfolio led by the EGRIFTA franchise will continue to remain our engine of growth for years with the recent approval of EGRIFTA WR™ which will drive further adoption and adherence.”

1 This is a non-IFRS measure. See “non-IFRS and non-U.S. GAAP measure” below

Recent Company Highlights

Theratechnologies Receives FDA Approval for EGRIFTA WR™ (Tesamorelin F8) to Treat Excess Visceral Abdominal Fat in Adults with HIV and Lipodystrophy

On March 25, 2025, the Company announced that the U.S. Food and Drug Administration (FDA) has approved the Company’s supplemental Biologics License Application (sBLA) for the F8 formulation of tesamorelin for injection. The Company will commercialize the new formulation under the tradename EGRIFTA WR™.

Tesamorelin for injection is the only medication approved in the U.S. for the reduction of excess abdominal fat in adults with HIV who have lipodystrophy. The new formulation, EGRIFTA WR™, is a daily injectable but only needs weekly reconstitution. It requires less than half the administration volume as the current F4 formulation, sold in the U.S. as EGRIFTA SV®, which is reconstituted daily.

EGRIFTA WR™ will be supplied as four single-patient-use vials, each containing 11.6 mg of tesamorelin, sufficient for seven doses. The daily dose is 1.28 mg (0.16 mL of the reconstituted solution) injected subcutaneously. The product can be stored at room temperature (20° to 25° C [68° to 77° F]) before and after reconstitution.

Remediation to Temporary Supply Disruption for EGRIFTA SV®

On January 9, 2025, the Company announced a temporary supply disruption for EGRIFTA SV® caused by an unexpected voluntary shutdown of the Company’s contract manufacturer’s facility in 2024 following an inspection by the FDA. The manufacturer has resumed manufacturing of EGRIFTA SV® in November 2024. In order to resume distribution of EGRIFTA SV®, the Company was required to file a PAS with the FDA describing the changes made by its manufacturer. The Company filed the PAS and the PDUFA goal date has been set to April 18, 2025.

Upon resuming distribution of EGRIFTA SV® to its distributor on February 14, 2025, the Company received large orders until the end of its first quarter to rebuild inventories at both McKesson and in our specialty pharmacy network, with some pharmacies ordering larger than usual quantities. This will result in a longer drawdown than usual, and should have an impact on Q2 revenues while pharmacy inventories revert to normal levels. Considering that patients were off treatment for 6 to 7 weeks, we estimate that the drug shortage will have a one-time impact of $10 to $12 million on revenues for the 2025 fiscal year.

Approval of Prior Approval Supplement for EGRIFTA SV® sBLA by the FDA

On April 7, 2025, the Company announced the FDA approved the Company’s PAS for EGRIFTA SV®. Approval of the PAS removes any regulatory requirement for discretionary product release, thereby allowing Theratechnologies to resume regular distribution of EGRIFTA SV®.

Theratechnologies CROI Presentation Highlights Limitations of Using BMI to Assess Cardiovascular (CV) Risk in People with HIV

On March 12, 2025, the Company announced that it presented data highlighting the limitations of using body mass index (BMI) alone in assessing cardiovascular (CV) risk in people with HIV (PWH). The study underscores the need to incorporate screening for excess visceral abdominal fat (EVAF) to better identify PWH at risk of CV disease.

Theratechnologies Presents Encouraging Virologic Suppression Data from the PROMISE-US Trial of Ibalizumab at CROI

On March 12, 2025, the Company announced that it presented data from a real-world, observational, registry study demonstrating the efficacy and safety of ibalizumab in reducing HIV RNA to undetectable levels in heavily treatment-experienced (HTE) patients with multidrug resistant HIV.

2025 Revenue and Adjusted EBITDA Guidance

As a result of the supply disruption of EGRIFTA SV® during the first quarter of 2025 described above (see “Recent Highlights - Remediation to Temporary Supply Disruption for EGRIFTA SV®”) resulting in a one-time loss of 6 to 7 weeks of sales ($10 to $12 million), and taking into account the approval of EGRIFTA WR™, we estimate FY2025 revenue to be in the range of $80 million to $83 million while we anticipate Adjusted EBITDA, a non-IFRS measure, to be between $10 and $12 million for the same period.

Summary of Financial Results

The financial results presented in this press release are taken from the Company’s Management’s Discussion and Analysis (“MD&A”), and interim consolidated financial statements (“Interim Financial Statements”) for the three-month period ended February 28, 2025, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The MD&A and the Interim Financial Statements can be found SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and at www.theratech.com. Unless specified otherwise, all capitalized terms have the meaning ascribed thereto in our MD&A.

First Quarter 2025 Financial Results

Revenue

Consolidated revenue for the three months ended February 28, 2025, amounted to $19,047,000 compared to $16,247,000 for the same period last year, representing an increase of 17.2%.

For the first quarter of Fiscal 2025, sales of EGRIFTA SV® reached $13,880,000 compared to $9,586,000 in the first quarter of the prior year, representing an increase of 44.8%. Higher sales of EGRIFTA SV® were mostly the result of higher unit sales (+24.0%), a higher selling price (+6.7%) and the remainder of the difference is explained by lower government chargebacks, rebates and others. The increase in unit sales of EGRIFTA SV® in 2025 were mostly due to the rebuilding of distributor and pharmacy inventories following the supply disruption of EGRIFTA SV® in the first quarter of 2025. On February 13, 2025, the FDA authorized the release of two batches of EGRIFTA SV® and the Company recorded sales of EGRIFTA SV® during the last two weeks of February 2025. In the first quarter of 2024 sales of EGRIFTA SV® were negatively affected by inventory drawdowns at the specialty pharmacy level.

In the first quarter of Fiscal 2025, Trogarzo® sales amounted to $5,167,000 compared to $6,661,000 for the same quarter of 2024, representing a decrease of 22.4%. Lower sales of Trogarzo were mostly due to lower unit sales (-17.5%), which were offset by a higher selling price (+2.9%). The remainder of the decrease is explained by higher government rebates, chargebacks and others. Trogarzo® unit sales in the first quarter of 2025 were down mostly as a result of the entry of new competitors in the market in the past few years.

Cost of Goods Sold

In the first quarter of Fiscal 2025, cost of goods sold was $3,483,000 compared to $5,284,000 for the same period in Fiscal 2024.

	Three months ended February
	Feb. 28, 2025		Feb. 29 2024

	($000s)	% of Revenue	($000s)	% of Revenue
EGRIFTA SV®	808	5.8%	1,887	19.7%
Trogarzo®	2,675	51.8%	3,397	51.0%
Total	3,483	18.3%	5,284	32.5%

For the three-month period ended February 28, 2025, EGRIFTA SV® cost of goods sold was reduced by the reversal of an inventory provision ($713,000) related to the manufacturing of batches of F8 Formulation recorded prior to approval of the F8 Formulation by the FDA. In the first quarter of 2024, cost of goods sold was increased by this inventory provision ($837,000). The percentage of revenue for EGRIFTA SV® excluding these provision changes is comparable for the first quarter of 2025 and 2024. Trogarzo® cost of goods sold is contractually established at 52% of net sales, subject to periodic adjustment for returns or other factors.

R&D Expenses

R&D expenses in the three-month period ended February 28, 2025 amounted to $2,969,000 compared to $3,752,000 in the comparable period of Fiscal 2024, a decrease of 21.2%. The decrease during the first quarter of Fiscal 2025 was largely due to lower spending on life-cycle management projects as well as lower activity in our oncology program, as well as the recognition of non-refundable federal tax credits.

R&D expenses

(in thousands of dollars)

	Three months ended

	Feb. 28 2025	Feb. 29 2024	% change

Oncology

Laboratory research and personnel	32	333	-90%

Pharmaceutical product development	48	113	-58%

Phase 1 clinical trial	85	389	-78%

Medical projects and education	206	226	-9%

Salaries, benefits and expenses	1,442	1,343	8%

Regulatory activities	457	431	6%

Trogarzo® IM formulation	-	20	-100%

Tesamorelin formulation development	572	604	-5%

F8 human factor studies	(10)	2	-%

European activities	11	2	450%

Travel, consultants, patents, options, others	320	303	2%

Restructuring costs	-	18	-100%

Tax credits	(194)	(32)	506%

Total	2,969	3,752	-21%

Selling Expenses

Selling expenses in the three-month period ended February 28, 2025, amounted to $6,470,000 compared to $5,701,000 in the comparable period of Fiscal 2024 or an increase of 13.5%. Higher selling expenses are mostly due to higher compensation expense versus last year, due to lower vacancies and hiring related to market preparation for the Ionis in-licensed products.

General and Administrative Expenses

General and administrative expenses in the first quarter of Fiscal 2025 amounted to $4,230,000, compared to $3,756,000 reported in the same period of Fiscal 2024, representing an increase of 12.6%. The increase is a result of higher compensation expenses and professional fees.

Net Finance Costs

Net finance costs for the three-month period ended February 28, 2025, were $1,471,000 compared to $2,125,000 in the same period last year. The decrease in net finance cost is mostly due to lower interest expense on long-term debt ($1,268,000) and lower accretion expense, write-off and amortization of deferred financing costs ($255,000). These declines in finance costs were offset by a loss on financial instruments carried at fair value ($450,000) and by lower interest income ($563,000). Interest on long-term debt was $1,006,000 in the first quarter of 2025, compared to $2,274,000 in 2024, reflecting the lower interest rates and lower long-term debt outstanding on the Company’s new credit facilities.

Adjusted EBITDA

Adjusted EBITDA was $2,321,000 for the first quarter of fiscal 2025 compared to $(247,000) for the same period of 2024. The improvement is mainly due to the higher revenue in the first quarter of 2025. See “Non-IFRS and Non-US-GAAP Measure” above and see “Reconciliation of Adjusted EBITDA” below for a reconciliation to Net Profit (loss) for the relevant periods.

Income Tax Expense

Income tax expense amounted to $307,000, versus $110,000 in the same period last year. The increase in the first quarter of 2025 over the same period of 2024 is attributable to the higher net fiscal income generated by our operations. The Company recorded Canadian federal non-refundable tax credits in the three-month period ended February 28, 2025 ($194,000) against research and development expenses, which largely offsets the Canadian federal income tax payable.

Net Profit

Taking into account the revenue and expense variations described above, we recorded a net profit of $117,000, or $0.00 per share, in the first quarter of Fiscal 2025, as compared to a loss of $4,481,000, or a loss of $0.10 per share, recorded in the first quarter of Fiscal 2024.

Financial Position, Liquidity and Capital Resources

Liquidity and future operations

As part of the preparation of the Interim Financial Statements, management is responsible for identifying any event or situation that may cast doubt on the Company’s ability to continue as a going concern.

As of the issuance date of these interim financial statements, the Company expects that its existing cash and cash equivalents as of February 28, 2025, together with cash generated from its existing operations will be sufficient to fund its operating expenses and debt obligations requirements for at least the next 12 months from the issuance date of these interim financial statements. Considering the recent actions of the Company, material uncertainty that raised substantial doubt about the Company’s ability to continue as a going concern was alleviated effective from these first quarter interim financial statements.

For the three-month period ended February 28, 2025, the Company generated a net profit of $117,000 (2024- net loss of $4,481,000) and had negative cash flows from operating activities of $9,744,000 (2024- $1,708,000). As at February 28, 2025, cash amounted to $3,905,000, working capital (current assets less current liabilities) amounted to $2,668,000 and the accumulated deficit was $416,770,000. The Company’s ability to continue as a going concern requires the Company to continue to achieve positive cash flows through revenues generation and managing expenses and meet the covenants of the TD Credit Agreement and the IQ Credit Agreement at all times, which require testing on a quarterly basis.

On January 9, 2025, the Company announced a temporary supply disruption for EGRIFTA SV® caused by an unexpected voluntary shutdown of the Company’s contract manufacturer’s facility in the third quarter of 2024 following an inspection by the US Food and Drug Administration. The manufacturer has resumed manufacturing of EGRIFTA SV®, in November 2024. In order to resume distribution of EGRIFTA SV®, the Company was required to file a PAS with the FDA describing the changes made by its manufacturer. The Company filed the PAS on December 18, 2024.

On February 13, 2025, the FDA, via its Drug Shortage Staff (DSS), indicated that it would allow the Company to sell and distribute newly manufactured batches of EGRIFTA SV® while the review of the PAS is ongoing, thereby allowing the Company to sell two manufactured batches of EGRIFTA SV®, representing up to six months of patient supply. Distribution of the product has resumed on February 14, 2025. The Company has already manufactured two additional batches, and a new batch is currently scheduled for production in July 2025.

On March 25, 2025, the FDA has approved the Company’s supplemental Biologics License Application (sBLA) for the F8 formulation of tesamorelin for injection. The Company will commercialize the new formulation under the tradename EGRIFTA WR™. The Company plans to launch EGRIFTA WR™ in the third quarter of 2025.

On April 7, 2025, the FDA approved the PAS, allowing the Company to continue releasing EGRIFTA SV® to the market without further authorization from the FDA.

The Company’s ability to continue as a going concern for a period of at least, but not limited to, 12 months from February 28, 2025 involves significant judgement and is dependent on continued generation of revenues including a timely transition from EGRIFTA SV® to EGRIFTA WR™ in order to be able to meet the Adjusted EBITDA covenants

The Interim Financial Statements have been prepared assuming the Company will continue as a going concern, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Analysis of cash flows

We ended the first quarter of fiscal 2025 with $4,548,000 in cash, bonds and money market funds. Available cash is invested in highly liquid fixed income instruments including governmental and municipal bonds, and money market funds.

For the three-month period ended February 28, 2025, cash generated by operating activities before changes in operating assets and liabilities improved to $2,457,000, compared to a use of $3,129,000 in the comparable period of Fiscal 2024.

In the first quarter of fiscal 2025, changes in operating assets and liabilities had a negative impact on cash flow of $12,201,000 (2024-positive impact of $1,421,000). These changes included a negative impact from higher accounts receivable ($6,773,000), mostly due to the concentration of EGRIFTA SV® sales in the last two weeks of the quarter. Also having a negative impact were lower accounts payable ($3,948,000), higher prepaid expenses and deposits ($804,000) and higher inventories ($1,580,000). These changes were offset by positive impacts from higher provisions ($870,000).

During the first quarter of 2025, cash used by operating activities amounted to $9,744,000, compared to cash provided by operating of $1,708,000 in the first quarter of 2024.

During the first quarter of 2025, cash provided by financing activities was $4,665,000, which included proceeds from the issuance of long-term debt of $5,000,000 from the Revolver, while investing activities used $6,902,000, and included a $10,000,000 upfront payment to Ionis, while the sale of bonds and money market funds generated proceeds of $3,202,000.

Outstanding Securities Data

As at April 8, 2025, the number of common shares issued and outstanding was 45,980,019. We also had 5,000,000 Marathon Warrants issued and outstanding, exercisable into 1,250,000 common shares, 5,643,759 options granted under our stock option plan and 3,381,816 Exchangeable Subscription Receipts.

Reconciliation of Adjusted EBITDA

(In thousands of U.S. dollars)

	Three-month periods ended February
	28, 2025	29, 2024

Net profit (loss)	229	(4,481)

Add :

Depreciation and amortization[2]	491	517

Net Finance costs[3]	1,471	2,125

Income taxes	307	110

Restructuring costs	-	18

Inventory provision[4]	(713)	837

Share-based compensation	536	627

Adjusted EBITDA	2,321	(247)

2 Includes depreciation of property and equipment, amortization of intangible, other assets and right-of-use assets.

3 Includes all finance income and finance costs consisting of: Foreign exchange, interest income, accretion expense, write-off and amortization of deferred financing costs, interest expense, gain or loss on financial instruments carried at fair value and loss on debt modifications and repayment and gain on lease termination and other.

4 Inventory provision pending marketing approval of the F8 Formulation in Q1 2024 and reversal of such provision in Q1 2025 following approval of the F8 Formulation on March 25, 2025.

Conference Call Details

The conference call will be held at 8:30 a.m. (ET) on April 9, 2025, to discuss the results and recent business updates.

The call will be hosted by Paul Lévesque, President and Chief Executive Officer, who will be joined by other members of the management team, including Philippe Dubuc, Senior Vice President and Chief Financial Officer, Christian Marsolais, Ph.D., Senior Vice President and Chief Medical Officer and John Leasure, Global Commercial Officer. They will be available to answer questions from participants following prepared remarks.

Participants are encouraged to join the call at least ten minutes in advance to secure access. Conference call dial-in and replay information can be found below.

CONFERENCE CALL INFORMATION

Conference Call Date	April 9, 2025

Conference Call Time	8:30 a.m. ET

Webcast link	https://edge.media-server.com/mmc/p/coipg2gb

Dial in	1-877-513-4119 (toll free) or 1-412-902-6615 (international)

Access Code	2419339

CONFERENCE CALL REPLAY

Toll Free	1-877-344-7529 (US) / 1-855-669-9658 (Canada)

International Toll	1-412-317-0088

Replay Access Code	5058651

Replay End Date	April 16, 2025

To access the replay using an international dial-in number, please select this link: https://services.choruscall.com/ccforms/replay.html

An archived webcast will also be available on the Company’s Investor Relations website under ‘Past Events’.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a specialty biopharmaceutical company focused on the commercialization of innovative therapies that have the potential to redefine standards of care. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Follow Theratechnologies on Linkedin and X.

Non-IFRS and Non-US GAAP

The information presented in this press release includes a measure that is not determined in accordance with IFRS or U.S. generally accepted accounting principles (“U.S. GAAP”), being the term “Adjusted EBITDA”. “Adjusted EBITDA” is used by the Company as an indicator of financial performance and is obtained by adding to net profit or loss, finance income and costs, depreciation and amortization, impairment loss on intangible assets (new adjustment in fiscal 2024), income taxes, share-based compensation from stock options, certain restructuring costs and certain write-downs (or related reversals) of inventories. “Adjusted EBITDA” excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions rather than the results of day-to-day operations. The Company believes that this measure can be a useful indicator of its operational performance from one period to another. The Company uses this non-IFRS measure to make financial, strategic and operating decisions. “Adjusted EBITDA” is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Company to which the measure relates and might not be comparable to similar financial measures disclosed by other issuers. A quantitative reconciliation of Adjusted EBITDA is presented above under the table titled “Reconciliation of Adjusted EBITDA”.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, “Forward-Looking Statements”), within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify Forward-Looking Statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this press release include, but are not limited to, statements regarding: (i) our revenue guidance and Adjusted EBITDA guidance for Fiscal 2025; (ii) our expectations regarding the commercialization of EGRIFTA SV®, EGRIFTA WRTM and Trogarzo®; (iii) our ability and capacity to grow the sales of EGRIFTA SV®, EGRIFTA WRTM and Trogarzo® successfully in the United States and to meet our financial guidance; (iv) our capacity to meet supply and demand for our products; and (v) the market acceptance of EGRIFTA WRTM in the United States.

Although the Forward-Looking Statements contained in this press release are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on these statements since actual results may vary from the Forward-Looking Statements. Certain assumptions made in preparing the Forward-Looking Statements include that (i) our revenue guidance and Adjusted EBITDA guidance for Fiscal 2025 will be met; (ii) sales of EGRIFTA SV®, EGRIFTA WRTM and Trogarzo® will grow over time; (iii) we will be successful in obtaining the reimbursement of EGRIFTA WRTM by public and private payors; (iv) we will have the ability to deliver EGRIFTA WRTM to pharmacies by July 2025; (v) our supplier of EGRIFTA SV® will be able to continue manufacturing this drug and will be able meet market demands for this product; (vi) olezarsen and donidalorsen, when filed with Health Canada, will be approved by this agency for commercialization in Canada; (vii) olezarsen and donidalorsen will be reimbursed by public payors; (viii) the Company will be able to find a partner to pursue the development of sudocetaxel zendusortide and/or its SORT1+ TechnologyTM platform; (ix) the Company will not be involved in any material litigation; (x) we will be in compliance with the covenants, obligations and undertakings contained in the TD Credit Agreement and the IQ Credit Agreement; (xi) we will tightly control our expenses; (xii) no event will occur that would require us to allocate funds to unbudgeted activities; and (xiii) no event will occur preventing us from executing the objectives set forth in this press release.

Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to: (i) the Company’s ability and capacity to grow the sales of EGRIFTA SV®, EGRIFTA WRTM and Trogarzo® successfully in the United States; (ii) the Company’s capacity to meet supply and demand for its products; (iii) the market acceptance of EGRIFTA WRTM in the United States; (iv) the Company’s ability and capacity to provide pharmacies with EGRIFTA WRTM by July 2025; (v) the Company’s ability to obtain reimbursement coverage for EGRIFTA WRTM; (vi) the continuation of the Company’s collaborations and other significant agreements with its existing commercial partners and third-party suppliers and its ability to establish and maintain additional collaboration agreements; (vii) the Company’s success in continuing to seek and maintain reimbursements for EGRIFTA SV® and Trogarzo® by third-party payors in the United States; (viii) the success and pricing of other competing drugs or therapies that are or may become available in the marketplace; (ix) the discovery of a cure for HIV; (x) the Company’s failure to meet the terms and conditions set forth in the TD Credit Agreement and the IQ Credit Agreement resulting in an event of default and entitling the lenders to foreclose on all of our assets; (xi) unknown safety or efficacy issues with our approved drug products causing a decrease in demand for those products or a recall; (xii) non-approval of olezarsen and/or donidalorsen by Health Canada; (xiii) inability of the Company to find a partner to pursue the development of sudocetaxel zendusortide and/or its SORT1+ TechnologyTM platform; (xiv) dispute or litigation with third parties, including our suppliers; (xv) our incapacity to identify additional commercial assets or our inability to enter into commercial agreements regarding same on terms satisfactory to us; and (xvi) changes in our business plan.

We refer current and potential investors to the risk factors described under Item 3.D of our annual information form filed under Form 20-F dated February 26, 2025 available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov under Theratechnologies’ public filings for additional risks related to the Company.

The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on Forward-Looking Statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date. We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contacts:

Investor inquiries:

Investor inquiries:

Joanne Choi

Senior Director, Investor Relations

jchoi@theratech.com

1-551-261-0401

Media inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

1-514-336-7800